UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

                            Tri City Bankshares Corporation
(Name of Issuer)

                             Common Stock, $1.00 Par Value
(Title of Class of Securities)

                                                 895364107
(CUSIP Number)

Benjamin G. Lombard
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 2100
Milwaukee, WI 53202
                                               414-298-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                         December 22, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 895364107		13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ulrich Voting Trust (71-6229142)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power 3,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 34.08%

14.	Type of Reporting Person (See Instructions) OO, Voting Trust

CUSIP No. 895364107	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David A. Ulrich, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
152,340

	8.	Shared Voting Power 3,006,532

	9.	Sole Dispositive Power 152,340

	10.	Shared Dispositive Power 3,006,532
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,158,872

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 35.89%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 895364107		13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kathleen L. McGarry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
119,690.036

	8.	Shared Voting Power 3,000,000

	9.	Sole Dispositive Power 119,690.036

	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,119,690.036

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 35.44%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 895364107		13D	Page 5 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas G. Ulrich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
128,028

	8.	Shared Voting Power 3,000,000

	9.	Sole Dispositive Power 128,028

	10.	Shared Dispositive Power 3,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,128,028

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 35.55%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 895364107	13D	Page 6 of 10 Pages

Item 1. Security and Issuer

This statement relates to Common Stock, par value $1.00 per share ("Common Stock"), of Tri City Bankshares Corporation (the "Company"). The principal executive offices of the Company are located at 6400 South 27th Street, Oak Creek, Wisconsin 53151.

Item 2. Identity and Background

This statement is being filed by the Ulrich Voting Trust dated December 22, 2006 (the "Ulrich Voting Trust") and by David A. Ulrich, Jr. ("Mr. David Ulrich"), Kathleen L. McGarry ("Mrs. McGarry") and Thomas G. Ulrich ("Mr. Thomas Ulrich") (collectively, the "Reporting Persons"), who, pursuant to Rule 13d-5(b)(1), may be deemed as a group to have acquired beneficial ownership of the Common Stock of the Company as a result of such individuals becoming signatories to the Voting Trust Agreement, dated as of December 22, 2006, among the Reporting Persons. Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

The agreement governing the Ulrich Voting Trust was entered into December 22, 2006 for the purpose of depositing shares held by Mrs. Agatha T. Ulrich ("Mrs. Ulrich") and gifting the voting trust certificates to the beneficiaries of the Ulrich Voting Trust. The principal office of the Ulrich Voting Trust is P.O. Box 180437, Delafield, WI 53018-0437.

Mr. David Ulrich is a citizen of the United States of America and his principal occupation is serving as a Director of the Company. Mr. David Ulrich's principal address is 7388 Trinity Court, Franklin WI 53132.

Mrs. McGarry is a citizen of the United States of America and her principal occupation is as a private investor. Mrs. McGarry's business address is P.O. Box 180437, Delafield, WI 53018-0437.

Mr. Thomas Ulrich is a citizen of the United States of America and his principal occupation is as a private investor. Mr. David Ulrich's principal address is 9387 Cobblestone Way #D, Franklin, WI 53132.

During the last five years, none of the above referenced parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On December 22, 2006, Mrs. Ulrich transferred 1,500,000 shares of Common Stock from the 2004 Intangibles Trust to Mrs. Ulrich individually. Additionally, the trustees of the Agatha T. Ulrich Marital Trust (the "Marital Trust") transferred 1,500,000 shares of Common Stock from the Marital Trust to Mrs. Ulrich individually. Immediately following the receipt of the shares, Mrs. Ulrich transferred the aggregate amount of 3,000,000 shares to the Ulrich Voting Trust and Mrs. Ulrich made a gift of the voting trust certificates representing the shares subject to the Ulrich Voting Trust for the benefit of her children. As a gift by Mrs. Ulrich, there was no consideration paid for the transfer of the shares to the Ulrich Voting Trust.

CUSIP No. 895364107	13D Page 7 of 10 Pages

Item 4. Purpose of Transaction

On December 22, 2006 as further described above in Item 3, Mrs. Ulrich transferred by gift 3,000,000 shares of Common Stock to the Ulrich Voting Trust. The three trustees of the Ulrich Voting Trust, currently Mr. David Ulrich, Mrs. McGarry and Mr. Thomas Ulrich (collectively, the "Voting Trustees"), each of whom is a child of Mrs. Ulrich, acting by majority action, have the authority to vote such shares in their discretion. The Voting Trust Agreement provides that the voting trust certificates representing the shares shall be issued in four equal amounts as a gift for the benefit of Mrs. Ulrich's children, Mr. David Ulrich, Mrs. McGarry, Mr. Thomas Ulrich and the Marilyn Ulrich Graves Trust, a trust established for the benefit of Marilyn T. Ulrich-Graves.

The Stockholders Agreement and the Voting Trust Agreement are intended to regulate the sale or other disposition of certain shares in order to assure continuity of management by precluding interference from third parties. The Ulrich Voting Trust, Mr. David Ulrich, Mrs. McGarry and Mr. Thomas Ulrich may also, among other things, acquire additional shares (in open market or privately negotiated transactions or otherwise) or dispose of shares on terms acceptable to them from time to time. For example, the Ulrich Voting Trust, Mr. David Ulrich, Mrs. McGarry and Mr. Thomas Ulrich may participate in the Company's Dividend Reinvestment Plan. The Ulrich Voting Trust, Mr. David Ulrich, Mrs. McGarry and Mr. Thomas Ulrich reserve all rights with respect to any future plans or proposals.

Except as described above, as of the date of this filing, the Ulrich Voting Trust, Mr. David Ulrich, Mrs. McGarry and Mr. Thomas Ulrich do not have any plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)	Any other material change in the Company's business or corporate structure;
(g)	Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

CUSIP No. 895364107	13D Page 8 of 10 Pages

Item 5. Interest in Securities of the Issuer

(a)-(b) As of December 22, 2006, the Ulrich Voting Trust beneficially owns 3,000,000 shares of Common Stock. These shares represent approximately 34.08% of the outstanding Common Stock based on 8,801,813 shares of Common Stock outstanding as reported in the Company's Form 10-Q for the Company's quarterly report for the period ended September 30, 2006 as filed with the Securities and Exchange Commission on November 9, 2006 (the "Form 10-Q"). As of December 22, 2006, Mr. David Ulrich beneficially owns 3,158,872 shares of Common Stock. These shares represent approximately 35.89% of the outstanding Common Stock based on 8,801,813 shares of Common Stock outstanding as reported in the Form 10-Q. As of December 22, 2006, Mrs. McGarry beneficially owns 3,119,690.036 shares of Common Stock. These shares represent approximately 35.44% of the outstanding Common Stock based on 8,801,813 shares of Common Stock outstanding as reported in the Form 10-Q. As of December 22, 2006, Mr. Thomas Ulrich beneficially owns 3,128,028 shares of Common Stock. These shares represent approximately 35.55% of the outstanding Common Stock based on 8,801,813 shares of Common Stock outstanding as reported in the Form 10-Q.

The shares beneficially owned by the Reporting Parties as of December 22, 2006 consist of the following:

(1)  3,000,000 shares directly held by the Ulrich Voting Trust as to which the Voting Trustees have sole voting and investment power.

(2)  152,340 shares directly held by Mr. David Ulrich, and 6,532 shares registered in the name of Mr. David Ulrich and his wife over which he has shared voting and investment power. The shares exclude 19,561 shares owned directly by his wife.

(3)  119,690.036 shares directly held by Mrs. McGarry. The shares exclude 39,447 shares owned directly by her husband.

(4)  128,028 shares directly held by Mr. Thomas Ulrich. The shares exclude 24,492 shares owned directly by his wife.

(c)  Other than as described herein, none of the Reporting Persons has not made any transactions in Common Stock during the sixty days prior to December 22, 2006.

(d)  Not applicable.

(e)  Not applicable.

CUSIP No. 895364107	13D Page 9 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Voting Trustees are a party to the Ulrich Voting Trust Agreement referenced as Exhibit 1, in their capacity as voting trustees of the Ulrich Voting Trust.

The Ulrich Voting Trust, Mr. David Ulrich, Mrs. McGarry and Mr. Thomas Ulrich are also parties to the Stockholders' Agreement referenced as Exhibit 2 which provides that certain family members of Mrs. Ulrich and related entities must offer the shares owned by them to David A. Ulrich, Sr. before the shares can be transferred to third parties (other than specified family members and trusts). The rights under this Agreement are considered marital property such that, upon Mr. Ulrich's death, one-half succeeded to Mrs. Ulrich, individually, and one-half to the Agatha T. Ulrich Marital Trust. In connection with any proposed transfer, Mrs. Ulrich has the first right to purchase one-half of any such shares at the lesser of the proposed sale price (in case of a proposed sale of the shares) or the price fixed by the Company's Board of Directors for purposes of the Company's Dividend Reinvestment Plan (75% of such amount in the case of a seizure or sale by legal process or any transfer by operation of law). Shares not purchased by Mrs. Ulrich are then offered first to the Agatha T. Ulrich Marital Trust and then to specified family members and related entities and/or permitted transferees. Purchasers under the Stockholders' Agreement have the option to purchase the shares in five equal annual installments, with interest, with the first installment payable at closing.

Item 7. Material to Be Filed as Exhibits

Exhibit No. 1. 2. 3.
Description

Voting Trust Agreement dated December 22, 2006.

Stockholders' Agreement dated March 1, 1995 (incorporated by reference to Exhibit No. 1 of Mrs. Ulrich's Schedule 13D filed with the SEC on January 9, 2002.)

Joint Filing Agreement dated January 3, 2007.

CUSIP No. 895364107	13D Page 10 of 10 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2007	/s/ Kathleen L. McGarry Kathleen L. McGarry

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)